SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM 10-SB

         General Form for Registration of Securities of
                     Small Business Issuers

Under Section 12 (b) or (g) of the Securities exchange Act of 1934

          ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
      (Exact Name of Small Business Issuer in its Charter)

     NEW YORK                                    11-3377469
     (State or other jurisdiction                (I.R.S. Employer
     incorporated or organization)               Identification No.)


          125 Michael Drive, Suite 101, Syosset, NY         11791
          (Address of principal executive offices)          (Zip Code)

Registrant's Telephone Number, including area code: (516) 921-7288 Securities to be registered pursuant to Section 12 (b) of the Act:
                              Common Stock, $.01, par value

     Securities to be registered pursuant to Section 12 (g) of the Act:
                        None

ITEM 1.     DESCRIPTION OF BUSINESS

Introduction

  Adirondack Pure Springs Mt. Water Co., Inc. a New York corporation ("Adirondack" "we" or "us") was organized on March 6, 1997. Adirondack was founded to extract, distribute and bottle its natural mountain and spring water from a stream and spring fed natural reservoir in the northeastern United States. Once we raise sufficient funds to construct a bottling facility, we plan to bottle our drinking water at the source in the Incorporated Village of Lake George, New York. However, there can be no assurance such facility will be completed.

  Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides for exclusive rights to four water sources, as well as five acres of property to build up to a 50,000 square foot bottling plant from the proceeds of a proposed bond offering, which has been authorized by the (New York) Counties of Warren and Washington Industrial Development Agency ("IDA"). Adirondack's primary water source is located 2700 feet up a mountain from the proposed bottling plant site, and flows into a protected, natural mountain and spring reservoir at an approximate minimum rate of 550,000 gallons per day of natural mountain and spring water. At this rate, our primary source is capable of producing an estimated minimum 200,000,000 gallons of natural mountain and spring water per year. Our three other sources flow at more that 50% of the primary source's flow rate, with a product of similar high quality. The three other sources are within one mile of our proposed bottling plant site. See "Properties."

  Adirondack's business to date has focused on the still water segments of the bottled water market because of its quality natural mountain and spring water, the quantity of its available water and contributing market factors, including its central location in the northeastern United States market, increased government regulation of water quality and increased public awareness and demand for bottled water.

  We have targeted and will continue to target the market for private labeled bottled water, which allows us to sell our products without the expense of an advertising budget that is required to establish brand
recognition and market identity.   We are seeking to develop separate brand
names for customers who desire a brand name and who would not otherwise distribute a private label bottled water. Adirondack intends to retain ownership of the trademark for each brand that it develops, although some exclusivity regarding use may be granted to the customers. Currently, Adirondack does not own the trademarks for any brand names. Alternatively, we will private label product for customers who seek to sell bottled water under an established brand name of their own.

  Additionally, we have developed our own proprietary brand of water, AVIVA SPRINGS. Adirondack intends to market AVIVA SPRINGS through its established relationships with those distributors and end users that are interested in purchasing Adirondack's premium quality product, but do not have the interest or ability to properly market a private label of their own.
AVIVA SPRINGS sales will initially focus on the health and fitness field to offset the seasonality of sales generally attributed to the beverage and water industry in the northeast. The revenue/sales high point of the health and fitness season is the same time of year as the low revenue/sales point of the beverage season.

  Until construction of our bottling facility, Adirondack will continue to utilize independent bottlers to produce its products. Adirondack has a preliminary agreement for the authorization of tax-exempt industrial development bonds in the principal amount of up to $4,650,000 with the Counties of Warren and Washington Industrial Development Agency, which offering is subject to several conditions. The proceeds of such bond offering will be utilized to construct a facility on land the company has leased from the Village of Lake George, and will have a capacity for up to three production lines. There can be no assurance such bond offering will be completed.

Industry Overview

  According to the 1997 Beverage world Market Index, the multiple beverage market, which consists of soft drinks, fruit beverages, bottled teas, sports drinks and bottled water, beer, wine, and spirits, accounted for retail revenue of $173.7 billion in 1996, representing an increase of 1.2% from 1995. Soft drinks are the largest segment of the Multiple Beverage Market, with retail sales of $$52.6 billion and 14.2 billion gallons in 1996. Sales of bottled water in the United States have increased since 1987 form 1.56 billions gallons to 3.12 billion gallons in 1996, representing $4.3 billion in sale sin 1996.

  The growth of the still water segment of the bottled water market is most important to Adirondack. The bottled still water business experienced growth of 20% in 1994, 27% in 1995 and 30% in 1996. Still water comprises over 92% of all of the bottled water gallonage sold in the United States.

  The bottled water market comprises three major segments: non-sparkling, sparkling and imported water.

  * Non-sparkling, or still water contains no carbonation and is consumed as an "alternative to tap water." Non-sparkling water is generally distributed directly to homes and offices, through retail outlets and through vending machines. Distinctions are often made among brands of non-sparkling water based on their source, level of mineral content and the method of purification (ozonation, distillation, deionization or reverse osmosis).

  * Sparkling water contains either natural or artificial carbonation and is positioned to compete in the broad "refreshment beverage" field. Sparkling water includes domestic and imported sparkling water, club soda and seltzer, and is typically sold through normal food and beverage retail channels.

* Imported water, which includes both sparkling and non-sparkling water produced and bottled outside the U.S., is targeted to "image-conscious consumers." Imported water is sold through normal food and beverage retail channels, typically at significantly higher prices than other bottled water alternatives.

  Adirondack believes that a significant constraint on the entry of new brands is limited retail shelf space. Retailers have limited ability to display a variety of brands, despite the many different bottled water brands available. Most waters displayed are either regional brands, national brands, and private labeled or store brands. Because of competition for available shelf space, food and beverage distributors, as well as retailers themselves, have realized the profit potential of private labeling water in conjunction with selling regional and national brand water. Subsequently, according to Beverage Aisle magazine, supermarket private label bottled waters outsell regional and national brands by 3 to 1 margin.

  Water is sold through various channels, including:

1.     Home delivery (1 to 5 gallons bottles)
2.     Commercial and Office delivery (1 to 5 gallon bottles)
3.     Off-Premises Retail (supermarkets, convenience stores, and drug stores)
4.     On-Premises Retail (restaurants)
5.     Vending machines
6.     Institutional Usage (hospitals, schools)
7.     Bulk sales (domestic and international sales of potable water)

  Off-Premises Retail (supermarkets, convenience store, drug store, and similar outlets) comprises over 40% of bottled water sales.

  Adirondack currently participates, only in the non-sparkling, or still water, market. Non-sparkling bottled water is distributed through commercial and home delivery, retail stores for on and off premises usage, on premises usage, institutional usage, and vending machines. Within the non-sparkling segment, retail pricing generally reflects the costs associated with the maintenance of each distribution channel. As a result, on-premise retail has the highest per gallon price, with off-the-shelf bottled water for off-premise use sold through retail channels, home delivery and, bulk water, having the next highest per gallon prices, respectively.

  The northeastern region is the second largest bottled water market
(total gallonage) in the United States. The largest market is the western United States. Adirondack believes it will benefit from its location within a five hour drive of all of the major markets of the northeastern United States. Our water source is located approximately 40 miles from the Port of Albany, which facilitates transportation for any bulk and other sales abroad to be sent via ship. The filling station/bottling plant site is 100 yards from Route 9N, a local, paved major roadway, which connects, seven tenths (.7) of a mile away, to Interstate 87, a major northeast road artery. The proximity of the proposed plant to I-87 will facilitate access for all transport vehicles coming to and from the site. As of the date hereof, Adirondack has not yet begun construction of its plant, nor is there any guarantee that it will complete construction, once begun.

Products

Bottled Water

  Through our production relationship with an established bottler, Adirondack currently produces bottled natural mountain and spring water, which is one of several recognized categories of bottled water products, in containers of between 8 ounces and 1.5 liters, the "Premium" polyethylene plastic ("PET") market. Pursuant to federal regulation, our natural mountain and spring water bottled products will be labeled in the following categories:

  Natural Water: Bottled spring, mineral, artesian or well water which is derived from an underground formation or water from surface water that only requires minimal processing, is not derived from a municipal system or public water supply, and is unmodified except for limited treatment (e.g., filtration, ozonation or equivalent disinfection process).

  Spring Water: Water derived from an underground formation from which water flows naturally to the surface of the earth. Spring water may be collected only at the spring or through a bore hole tapping the underground
formation feeding the spring.   There must be a natural force causing water to
flow to the surface through a natural orifice.   The location of the spring
must be identified and such identification maintained in the company's records. Spring water collected with the use of an external force must be from the same underground striation as the spring, as shown by a measurable hydraulic connection using a hydro-geologically valid method between the bore hole and the natural spring, and it should have all the physical properties, before treatment, and be of the same composition and quality, as the water that flows naturally to the surface of the earth.

  Natural mountain and spring waters are not always free from contamination problems. Springs can be contaminated with coliform (bacteria in the water). Natural mountain springs need to be monitored and tested on a regular basis to make sure they are without contamination. We have installed ozonation and micro filtration equipment to remove organic contaminants and reduce mineral content. We have had no known contamination problems with our primary spring or three spring sources. Our water has not been determined to be better or less contaminated than municipal water. Adirondack believes, however, that natural mountain and spring water has advantages over municipal water because, unlike municipal water, natural mountain and spring water is not treated with chlorine and other chemicals. However, there can be no assurance that our source will not experience contaminated water related problems.

  We will have the ability to provide natural mountain and spring water for the following:

  8 ounce PET bottles (standard twist cap)
       12 ounce PET bottles (standard twist cap)
       16.9 ounce PET bottles (standard twist cap)
       16.9 ounce PET bottles (sports cap)
       20 ounce PET bottles (sports cap)
       1 liter PET bottles (standard twist cap)
       1 liter PET bottles (sports cap)
       1.5 liter PET bottles (standard twist cap)
       1 gallon PET bottles
       5 gallon PET bottles
       Tanker trucks for bulk water

  Adirondack currently produces water for the following private label brands: Siena Springs and Ciro. These brands are sold throughout the Northeast in grocery and convenience stores, as sold by the clients, Jetro/Restaurant Depot and Conca D'Oro Importers and Distributors, respectively. Adirondack utilizes a contract bottler for the bottling of Siena Spring and Ciro Water. Adirondack intends to file for the Siena trademark. In June 1999, Adirondack entered into a contract with Conca D'Oro Importers and Distributers which owns the Ciro brand. Production of Ciro water commenced in August 1999. In May 1999, Adirondack commenced production of Siena Springs water as per purchase orders issued by Jetro/Restaurant Depot. Adirondack expects to enter into a formal agreement with Jetro/Restaurant Depot by the end of 1999.

  Since August 1999, Adirondack has been producing water for its own proprietary brand, AVIVA SPRINGS. Adirondack sells AVIVA SPRINGS to wholesalers, distributers and end users throughout the Northeast. AVIVA is also sold in several health club chains in the Northeast. AVIVA SPRINGS is sold primarily in 16.9 ounce size bottles.

  Adirondack is currently negotiating with, and expects to enter into a joint marketing agreement with MET-Rx, U.S.A., Inc., a manufacturer of meal replacement bars and shakes and body building supplements. As of the date hereof, no agreement has been executed between the two parties.

  In July 1999, Adirondack entered into an agreement with Creative
Beverages of Canada, pursuant to which Adirondack will acquire 51% of Creative Beverages of Canada, which includes its trademark of MAX O2 brand oxygenated water and its client list of private label clients, including Tree of Life/Gourmet Award Natural Food and Beverage Distribution Company.

Water Source

  Adirondack's primary water source creates an average minimum flow of approximately 550,000 gallons per day, or an estimated minimum of 200,000,000 gallons of natural mountain and spring water per year. In addition, in accordance with our exclusive long term lease with the Incorporated Village of Lake George, we have secured exclusive rights to three other similar sources in the Lake George, New York area that are within one (1) mile of the proposed bottling plant site. These three alternate sources each flow at a rate of more than 50% of the primary sources flow rate, with a product of similar high quality. We believe this will allow Adirondack to market itself as a premium quality American natural mountain and spring water bottled at the source.
Many bottled waters are not bottled at the source, and have secondary sources for the same brand that are equally distant or further from the bottling plant than the primary source. Adirondack's source is 2700 feet from the proposed plant site.

  Adirondack believes that its water is clean, refreshing and lightly mineralized. When tested directly from its source, prior to micro filtration, ozonation, or any other treatment whatsoever our natural mountain and spring water exceeds the requirements of the state and federal regulations in quality and definition. After basic micro filtration and ozonation as required by New York State law, our water will become cleaner and with less mineral presence, so as to ensure its high quality.

Production

  Adirondack commenced production operations in May 1999 with the Siena
brand.  In   August, 1999  it commenced production of the Ciro brand, and in
August 1999, it commenced production of its own proprietary brand, AVIVA SPRINGS. All three (3) brands are bottled in Saratoga, New York, pursuant to separate bottling agreements. We currently have one on site employee, working as demand requires, to capture natural mountain and spring water through the pumping station and fill transportation trucks.

  For water extraction, Adirondack has built over 2700 linear feet of 4" piping from the natural spring reservoir down the mountain reserve to the pumping station/building site. We do not need to install a pump to extract the natural mountain and spring water as water flow and gravity provide more than enough force to bring water to the pumping station/building site. This line will accommodate both bulk water and the eventual plant water flow. Adirondack has the right to add additional piping lines.

  Additionally, Adirondack has installed an HMBI OREC Ozone
Generator/Ozonator and a filtration unit as required by the New York State Health Department for the specific intent of eliminating any microbial organisms inherent in fresh water. We will only ozonate and micro-filter for this purpose. At the base of the pipeline, Adirondack has erected a 16' x 24' structure to house the ozonator, micro-filtration unit and the metered pumping station that will accommodate tanker trucks for its initial operation as well as initial and future bulk water sale. However, natural occurrences beyond the control, such as contamination of the springs or failure of the water supply to comply with all applicable governmental requirements for mineral and chemical concentration, could have a material adverse effect on our business.

  After extraction, the water is transported to our contract bottler. Utilizing a contract bottler allows Adirondack to bottle water for the products for which we are currently providing water. Contract bottling has enabled us to commence operations prior to building our own bottling facility. Bottlers used by Adirondack all have plants that have been inspected and received high quality assurance ratings by both the National Sanitary Foundation, and the International Bottled Water Association. The water is bottled, labeled, and packaged by the contract bottlers and then trucked by independent trucking companies to its final destination.

Bottling Plant

  Adirondack has an agreement for the authorization of tax-exempt industrial development bonds in the principal amount of $4,650,000 with the New York Counties of Warren and Washington Industrial Development Agency for the purpose of constructing a bottling plant of up to 50,000 square feet and purchasing equipment. Within 12-18 months after completion of the contemplated bond offering, Adirondack expects to have an operational, automated, water bottling plant, consisting of up to 50,000 square feet of office, warehouse, water analyzes laboratory, and production space.

  The production space will initially consist of one bottling and packaging line that will allow for product line and size flexibility, with an expansion capacity. The bulk water filling station will remain at its current location outside of the main facility.

  The proposed offering of the bonds is contingent upon several conditions, including agreement by Adirondack and the purchasers of the bonds upon mutually acceptable terms for the bonds, the sale of the bonds, obtaining an underwriter, obtaining all necessary government approvals and compliance with New York State Department of Taxation. Adirondack anticipates that the tax free nature of the bonds will lower Adirondack's borrowing costs. This bond offering, if it occurs at all, must be commenced by July 2000.

  During the initial stages of the contemplated bottling plant's operation, Adirondack anticipates that all PET bottles will be purchased from outside sources. Adirondack anticipates that within several years after completion of the bottling plant, it will develop the capability to produce PET bottles at the facility. By initially purchasing and storing bulk quantities of PET bottles, Adirondack will be able to take advantage of the economies of purchasing greater quantities of product and be more resistant to market fluctuations in the cost and availability of PET bottles. Until and unless Adirondack produces bottles for its own use, Adirondack expects to purchase and warehouse various sizes of PET bottles at the plant, as well as contract purchases as the need arises.

Marketing and Distribution

Still Water

  Adirondack's goal is to provide private labeled bottled water for distribution in the northeastern United States. We seek to sell our still water products through five methods of distribution by either direct contact or through brokers or wholesale/distributors: off-premises retail
(supermarkets, convenience store, and drug store); on-premises retail (restaurants); vending machines; institutions (hospitals, schools); and bulk sales.

  Private label bottling enables Adirondack to sell its products without the expenses of the advertising budget that is normally required to establish brand recognition and market identity.

  Many retail chains and distributors are starting to sell their own house brand products together with or in lieu of national brands. According, we expect that more North American chains of on and off-premise retailers, including those in the northeast region, will begin to offer their house brands.

  In March 1997, Adirondack initially approached the northeast market through distributors of bottled water who did not have their own private labels. Since that time, we have begun to pursue other distributors in the northeast, as well as in other U.S. markets and abroad. Our bulk sales will be conducted through direct contacts and our international bulk water representative. Currently, Adirondack has no bulk sales. We have also begun to pursue other non-distributor revenue sources including hotels, theaters and restaurant chains.

  In addition to direct contact by employees and sales representatives engaged by Adirondack, we expect to work with consultants and food brokers to coordinate sales as necessary, as well as contacting other potential sources of sales. Adirondack intends to sell its products through sales representatives. Adirondack has a sales representative that is engaged by Adirondack as an independent contractor on a non-exclusive basis for the broadline food service industry. The representative's compensation will consist solely of commissions based on a percentage of net sales. Additionally, we have developed our own proprietary brand, AVIVA SPRINGS which is being sold and distributed in the Northeast to non-traditional sales sources including recreational, entertainment, and fitness and health facilities.

  In March 1999, Adirondack developed the "Siena" trademark for private labels for the Jetro/Restaurant Depot Corp. Delivery commenced on May 1999. Jetro/Restaurant Depot Corp. is based in New York and has been operating for approximately 20 years with locations in New York, New Jersey, Massachusetts, Illinois, Florida, and California. In March 1999, Adirondack developed the "Ciro" label for Conca D'Oro Importers of Woodside, New York, as their proprietary brand.

Competition

  The bottled water market is highly competitive. Adirondack competes in the non-sparkling segment of the bottled water market directly with office delivery water companies and indirectly with companies that provide vending machines and with off-the-shelf marketers. Our water products compete not only with other bottled water products but also with other types of beverages, including soft drinks, coffee, beer, wine and fruit juices. We compete with vended water and off-the-shelf marketers on the basis of (1) quality, (2) taste, (3) the convenience of on-site delivery, and (4) the features offered by the water dispenser (i.e. the ability to have heated, chilled or room temperature water, depending on the dispenser rented). Such competition includes bottles and distributors of water products, several of which are more experienced and have greater financial and management resources that Adirondack and have established proprietary trademarks, distribution facilities and bottling facilities.

  The bottled water segment of the beverage industry is less concentrated than other important segments of the beverage industry, but remains concentrated. According to the 1997 Beverage Market Index, the bottled water segment does not have a dominant market force in the same manner as soft drinks and beer, but in 1996 the four largest companies, each of whom market several brands, accounted for 50% of the revenues of bottled water.

Government Regulation

  Prior to 1996, bottled water was regulated in the same fashion as municipal water. Municipal water is regulated not as food by the FDA, but as a commodity by the Environmental Protection Agency pursuant to the Safe Drinking Water Act which only provided for certain mineral/chemical content requirements so as to ensure water safety, not product definition.

  In 1996, the United States enacted statutes and regulations to regulate bottled water as a food. Accordingly, Adirondack's bottled water must meet FDA standards for manufacturing practices and chemical and biological purity, Furthermore, these standards undergo a continuous process of revision. The labels affixed to bottles and other packaging of the water are subject to FDA restrictions on health and nutritional claims for foods.

  As of 1996, bottled water is fully regulated as a food by the FDA under the Federal Food, Drug, and Cosmetic Act ("FFDCA"). The FFDCA defines food as "articles used for food or drink for man or other animal." This includes packaged (bottled) water sold in containers at retail outlets as well as containers distributed to the home and office market. This legislation was designed to ensure that bottled water companies clearly and accurately define the type of water that was being bottled and sold to the public. The FDA adopted the basic mineral/chemical guidelines employed by the EPA, while making some aspects more stringent.

  In addition, all drinking water must meet EPA standards established under the Safe drinking Water Act ("SDWA") for mineral and chemical concentration. The 1986 amendments to the SDWA mandated the establishment of new drinking water quality and treatment regulations. Most municipalities meet or exceed EPA drinking water regulations, many of which reflect recent public awareness of the issue of contaminated water. For example, EPA standards for leading drinking water did not exist prior to 1986, when 50 ppb (parts per billion) was established. This standard was lowered to 15 ppb in 199, because after five years the government still found 130 million people exposed to unacceptable lead levels.

  This United States government also enacted Safe Drinking Water
Reauthorization Act of 1996. This law requires all local water utilities to issue reports to their consumers disclosing all, chemicals and bacteria in their water.

  Bottled water is also subject to state and local regulation.   Bottled
water must originate from an "approved source" in accordance with standards prescribed by the state health department in each of the states in which Adirondack's products will be sold. The source must be inspected and the water sampled, analyzed and found to be of safe and wholesome quality. There are annual "compliance monitoring tests" of both the source and the bottled water. The health department of the individual states also govern water purity and safety, labeling of bottled water products and manufacturing practices of producers.

  Adirondack's water supply is located in State of New York, and has received the required certification as a bulk water facility by the New York State Department of Health. In the event Adirondack constructs its own bottling facility in the future it will require a state certificate as a manufacturer approving Adirondack to operate the bottling facility. The application, report and proposed labels and caps are reviewed by the Department of Health. In addition, samples of the water are tested. After this review and testing, arrangements are made for the local county public health unit to inspect the water bottling facilities.

  Adirondack currently has all required approvals and believes that its contemplated bottling facilities, once constructed, will be in substantial compliance with all applicable governmental regulations.

Seasonality

  Adirondack currently conducts its business exclusively in the northeastern United States. In the beverage industry, sales typically increase in the second and third calendar quarters. This seasonality can be attributed to the weather and annual seasons, in that, as the weather gets warmer and people are outside and more active, beverage demand and sales, including bottled water demand and sales, increase.

  In order to reduce the expected seasonality of its business in the northeastern United States, Adirondack intends to pursue institutional clientele, who are less seasonal in their purchases, and clientele in other United States markets, specifically the western and southeast markets, and international markets as costs of shipping and availability allow.

Suppliers

  Adirondack purchases production material, including various labels from Wisconsin Label Group, Inc., PET bottles from Plastipak Packaging, Inc. and Wine Bottle & Packaging, Inc., and production of product from the Saratoga Beverage Group. All material and work is done on a purchase/production order basis. Adirondack has entered into no formal agreements with any of these companies.

Properties

  Adirondack has a ground and water lease with the Incorporated Village of Lake George, which provides for exclusive rights to four (4) pure water sources, as well as five (5) acres of property to build up to 50,000 square foot bottling plant. The initial term of the lease for the water source expires in May 2002, with two separate options to renew for additional five year terms through 2012. If Adirondack erects a bottling plant, Adirondack will have the right to purchase water from the water source until 2029. Provided Adirondack pays the minimum base rent under the lease, it maintains its exclusive right to use the water source for wholesale or retail sales of the water. The initial base rent is $.001 per gallon, with a minimum payment of $30,000 commencing in the second year lease. The rent increases to $.01 per gallon commencing in the second renewal period, with a minimum base rent of $75,000 per year. Adirondack is obligated under the lease to construct all necessary improvements, including, but not limited to, a pipeline, filling station and two separately-metered outlets. The terms of the lease with respect to the land for the bottling plant expires in May 2029. The base rent for the five acres for the bottling plant is $75,000 commencing in the second year of the lease with an addition payment of $.0025 per gallon for each gallon bottled at the plant in excess of 50,000,000 gallons. The base rent increases to $200,000 per year in the year 2023 with an additional payment of $.025 per gallon bottled at the plant in excess of 50,000,000. There is no assurance that Adirondack will be able to meet its financial obligations and therefore, no assurance can be made that it will retain these property rights.

  Our principal offices are located in Syosset, New York where we leases 3,750 square feet of office space for which we pay a monthly rent of $4,712. Adirondack has a sublease with an unrelated party for $2,000 per month expiring in August 2001. Adirondack believes that current facilities are adequate for its current needs.

Employees

  As of August 1, 1999, Adirondack employed 4 people, 1 in production and
3 in management and administration. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are satisfactory.

Plan of Operation

  Adirondack was incorporated in March 1997 to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. Since May 1999, Adirondack has been bottling water taken from its source near the Village of Lake George, New York. Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George which provides exclusive rights to four water sources, as well as five acres on which Adirondack intends to build a 50,000 square foot bottling plant. The lease term for the water source is five (5) years expiring 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease all improvements become property of the Village. Initial base rent for water is $.001 per gallon with a minimum of $30,000 commencing in the second year of the lease. Adirondack's primary water source at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. The reservoir is located 2,700 feet up a mountain from the proposed bottling site.

  In July 1997, Adirondack was approved for a $4,625,000 bond issue loan by the (New York) counties of Warren and Washington Industrial Development Agency for the plant. Adirondack has until July 31, 2000 to commence the bond offering. There can be no assurance such bond offering will be completed.

  In May 1999 Adirondack commenced operations, producing, through our relationship with an established bottler, bottled water under the Siena Springs label for Jetro/Restaurant Depot pursuant to purchase orders we received. Adirondack expects to enter into an agreement with Jetro/Restaurant Depot by the end of 1999, but can not so guarantee. In August 1999, Adirondack began to produce Ciro brand water, a trade name owned by Conca D'Oro Importers of Woodside, New York. Pursuant to a contract entered into June 4, 1999 by Adirondack and Conca D'Oro Importers of Woodside, New York, Adirondack is the exclusive provider for CDI for all its private label water products. Adirondack outsources the bottling and distribution for any water it produces.

  In August 1999, Adirondack began producing its own private label brand water, AVIVA SPRINGS. The bottling and distribution are outsourced for AVIVA SPRINGS. Adirondack currently market its AVIVA SPRINGS water in health and fitness facilities throughout the Northeast, through existing contacts and relationships.

  For the             4 month period ended October 31, 1999,      Adirondack
had sales revenues of    $3,197,     with a loss of     $80,170.

  Adirondack has agreed to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current private label clients and is a marketing company that holds certain trademarks and licence for the brand name MAX O2. The cost of this acquisition is estimated at $35,000, minus operational and production expenses accumulated by Adirondack prior to final closing which is anticipated to occur on or before October 1999.

  Adirondack is also negotiating with several marketing companies for the rights to license trade and brand names for bottled water products.
Adirondack is negotiating with Leisure Concepts Inc. for the right to bottle water under licensed brands World Championship Wrestling and Pokemon, and with Met-Rx USA for the rights to bottle water under its Source/One Brand of nutrition supplements. Adirondack is also negotiating with Goebel Marketing and Sales with regard to Goebel providing the marketing and sales of Adirondack's products, including the AVIVA SPRINGS brand of water, to certain retail clients.

  On June 4, 1999, Adirondack entered into a distribution agreement with GPR Trucking, Inc. pursuant to which GPR will distribute Adirondack's AVIVA SPRINGS and Adirondack products, and will not distribute water products other than Adirondack brands.

  Adirondack intends to engage in a private and/or public offering of its securities within the next few months to raise approximately $5,000,000. Further, Adirondack intends to engage in an offering of industrial development bonds to raise up to $4,625,00. Unless at least $4,000,000 is raised, Adirondack will be unable to build its proposed bottling plant which will keep it dependant on outside bottlers. Failure to raise a minimum of $ $2,000,000 over the next twelve months will prevent Adirondack from adequately marketing its product and services, and will have a materially adverse effect on Adirondack.

ITEM 3.     Description of Property

  Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of up to a 50,000 square foot bottling plant. The lease term for the water source if for five
(5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

  Adirondack has entered into five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

  Minimum annual rentals for both leases for the year ending:


  July 31, 2000        $88,260
  July 31, 2001         90,592
  July 31, 2002         84,680
  July 31, 2003         46,448
  July 31, 2004         11,612


ITEM 3      Security ownership of Certain Beneficial Owners and Management

  The following table sets forth information with respect to officers, directors, and persons who are known by Adirondack to be beneficial owners of more than 5% of Adirondack's common stock.
                                       Percent of Class
Shareholders       Number of shares    Beneficially Owned
CES Holding Corp. (1)  9,843,474           62.1%
125 Michael Drive
Sysosett, NY 11791

Eugene Stricker        1,291,842            8.1%
42 Barret Road
Lawrence, NY 11559

Mark Schindler(2)      891,842              5.6%
330 East 75th Street #11C
New York, NY 10021

Doug Auer                 -0-                 0%
16 Oakwood Dr.
Queensbury, NY   12804

David Miller              -0-                 0%
19A Chestnut Street
Greenvale, NY 11548

Jeff Rashkow              -0-                 0%
51 Anderson Ave.
Scarsdale, NY 10583

Nick Namit                -0-                 0%
3728 East End
Seaford, NY 11783

Ronald Berk               -0-                 0%
211 East 70 St.
New York, NY 10021

SBS Limited Partnership(2) 235,271           1.5%
c/o Mark Schindler
330 East 75th Street #11C
New York, NY 10021
Directors and Officers
 as a Group (1)              9,843,474       62.1%


(1) David Sackler, the president of Adirondack, is the President and sole shareholder of CES Holding Corp.
(2) Mark Schindler, a shareholder of Adirondack, is a principal shareholder of SBS Limited Partnership.

ITEM 5      Directors, Executive Officers, Promoters and Control Persons


Name            Age   Period served as director   Other Capacities in which
                                                   currently serving
David Sackler   32              Since 1997         President, Chief
                                                   Executive Officer,
                                                   Chairman of the Board
David Miller    51                                 Vice President-
                                                   Marketing
Jeff Rashkow    48              Since 1999         National Sales
                                                   Manager/Health and
                                                   Fitness
Doug Auer       52              Since 1997         Project Manger
Ronald Berk     50              Since 1997
Nick Namit      45              Since 1997

Directors and Officers

David Sackler Mr. Sackler founded Adirondack in 1997. Mr. Sackler has overall responsibility for operations of the company, but will focus on marketing, sales, and operations. From October 10, 1996 through May 1, 1997, he was President of Adirondack Mountain Spring Water Inc., which was created to develop spring water facilities at another location but ceased being an operating entity before the establishment of Adirondack because it could not locate a commercially viable source of water. During such period, he researched market trends and water company operations. From 1998 through the present, Mr. Sackler has been an independent commercial and residential real estate manager and broker/agent.

David Miller Mr. Miller has been the Vice President - Marketing and a Director of the company since its inception. Since 1988, he has been a marketing and sales consultant for Surgical Instrument Corp. From 1988 through 1996, he represented Assistance Services in the selling of their administrative
services.   Since January 1997, he has served as sales and marketing agent for
Barrie House Coffee, Inc. and Omni Services Group, Inc. From 1985 through August 1997, he represented Atlantic Marketing, a food/beverage brokerage firm that distributed Ocean Spray and Lipton products. He has 28 years of experience as a former Marketing Director and then President of two Aerospace companies (General Aerospace Corp. and Ragen Nuclear Corp.)

Jeff Rashkow   Mr. Rashkow joined Adirondack in August, 1999.  For 21 years prior to March, 1999, Mr. Rashkow worked at Bally Total Fitness, Inc., where his last title prior to leaving the company was Director of Added Revenue. In that capacity he sought and procured ancillary revenue from areas other than the fitness industries traditional revenue source, membership fees, essentially creating new income for the company.

Douglas Auer   Mr. Auer has been the project manager of Adirondack since its inception. Mr. Auer has overseen the installation and construction of the pipelines and filling station, and operates and maintains the filling station. He served as a consultant to Adirondack Mountain Springs Inc. from 1995 through May 1997. From 1987 through 1995 he was self employed as a construction/ engineering consultant. From 1972 through 1987 he worked for Pitney Bowes as a mechanical engineer specializing in mechanical diagnostics and repair for automated equipment, product evaluation controller.

Ronald Berk, Esq. Mr. Berk has been a Director of Adirondack since November 1997. He has been a corporate and real estate attorney in private practice since 1977.

Nick Namit Mr. Namit has been a Director of Adirondack since November 1997. From 1992 to the present, he has been President of Intelligent Monitoring Technologies, which provides navigational systems for the aircraft industry. From 1993 to the present, he has been a partner in Electro Mechanical Industries, which supplies replacement parts to metropolitan transit authorities. From 1994 to present he has been Chief Executive Officer of Four Winds Tour & Travel, which provides tour packages for students. He is the holder of three patents related to beverages bottling.
ITEM 6      Executive Compensation

  The following table provides certain summary information concerning the compensation paid or accrued by Adirondack during the fiscal years ended 1998, and 1999 to or on behalf of Adirondack's president and the executive officers of Adirondack for services rendered an all capacities to Adirondack whose total aggregate salary and bonus exceed $100,00.

                   SUMMARY COMPENSATION TABLE

                      Annual Compensation

Name and Principal Position Year Salary Bonus Other Annual Compensation Long term Compensation Awards options/ Shares All other Compensation

David Sackler, President 1998 1999 $100,000 - -
David Miller, Vice President-Marketing 1998 1999
DougAuer, Project Manager 1998 1999

Adirondack intends to enter into an employment agreement with David Sackler, its President and Chief executive Officer, for a term of five years at a salary of $100,000 per year. Mr. Sackler has been accruing salary at the rate of $100,000 per year since May 1997. Adirondack will repay such accrued salary from operating revenues and not from the proceeds of any offering.
Upon commencement of construction of the bottling facility, Adirondack intends to enter into an employment agreement with Douglas Auer, its Project Manager, for a term of three years at a salary of $32,500 per year. As Vice-President-Marketing, David Miller will be paid a commission based on the sales for which he is responsible. As National Sales Manager/Health and Fitness, Mr. Rashkow will be compensated on the sales for which he is responsible.

Stock Option Plan

  Adirondack has adopted the Adirondack 1998 Stock Incentive Plan.  The
Plan enables Adirondack to grant incentive stock options, nonqualified options and stock appreciation rights for up to 1,500,000 shares of the Adirondack's common stock. Incentive stock options granted under the plan must conform to applicable Federal income tax regulations. All options must have an exercise price not less that the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Adirondack had issued incentive stock options to purchase 100,000 shares of common stock at an exercise price of $.20 per share as of August 1, 1999.


ITEM 7      Certain Relationships and Related Transactions

  On May 31, 1998, Adirondack entered into an agreement with CES Consulting Corp., of which Harry Sackler, father of David Sackler, president of Adirondack, is president and sole shareholder. Pursuant to this agreement CES shall convert debt owed by Adirondack to CES in the amount of $200,233 into Series A preferred stock. This agreement also provides that commencing January 1, 2001 Adirondack, at its option, may redeem any portion of the preferred stock by paying up to 20% of Adirondack's pre-tax profits of the fiscal year ended December 31, 2000 and each year thereafter until payment of an aggregate of $200,233 to the holders of the Series A Preferred, subject to approval of the Board of Directors. Adirondack intends to issue such shares of preferred stock to CES.

  In addition, Adirondack has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company, Eugene Stricker and Mark Schindler, are principals. The agreement was to begin September 1, 1998 for a period of 5 years.

ITEM 8      Description of Securities

  Adirondack's certificate of incorporation originally provided authorized capital stock of 200 shares of common stock, with no par value. On August 5, 1998, Adirondack's board of directors resolved to amend its certificate of incorporation to authorize 40,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. After giving effect to such amendment, Adirondack instituted a 133,590 for one stock split for the common stock and the issuance of 20,000 shares of Series A Preferred stock to an affiliate in exchange for certain indebtedness. The certificate of amendment was filed in December 1998. As of August 1, 1999, Adirondack has 15,859,000 shares of common stock and 20,000 shares of Series A preferred stock issued and outstanding.

Common Stock

  The holders of common stock are entitled to one vote per share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefor. In the event of liquidation, dissolution, or winding up of the company, whether voluntary or involuntary, the holders of common stock are entitled to share ratably in the assets of the company available for distribution to stockholders after payment of liabilities and after provisions for each class of stock, if any, having preference over the common stock. All outstanding shares are fully paid and non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of common stock within the limits authorized by Adirondack's charter and without stockholder action.

Preferred Stock

  Adirondack has authorized the issuance of 1,000,000 shares of undesignated preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without obtaining stockholder approval, to issue such preferred stock with dividend, liquidation, conversation, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in the control of the company.

  Adirondack has issued 20,000 shares of Series A Redeemable Preferred
Stock, par value $.01 per share. The shares were issued to an affiliated entity as satisfaction of a debt owed to the affiliated entity by Adirondack in the amount of $200,233. The Series A Redeemable Preferred Stock contains preferential liquidation rights in the amount of $200,233. The Series A Redeemable Preferred Stock is not be entitled to any dividends and shall not be entitled to any voting rights, except as to matters which may adversely affect the rights of the Series A Redeemable Preferred Stock or as otherwise required by law. The series A Redeemable Preferred Stock provides that the preferred stock may be redeemed commencing January 1, 2001 by Adirondack, at its option, through payments of up to 20% of Adirondack's pre-tax profits (as determined in accordance with generally accepted accounting principals) of each year commencing with fiscal year ended December 31, 2000 until payment of an aggregate of $200,233 for all 20,000 shares.

PART II

ITEM 1      Market for Common equity and Related Stockholder Matters.

  All of Adirondack's currently issued and outstanding shares were issued in private transactions. There is currently no public trading market for Adirondack's securities.

  There are approximately 36 shareholders of Adirondacks common stock, including management and controlling shareholders. Adirondack has declared no dividends on its securities.

ITEM 2      Legal Proceedings

  Adirondack is not a party to any legal proceedings, either actual or pending.

ITEM 3      Charges in and Disagreements with Accountants

  Not Applicable

ITEM 4      Recent Sales of Unregistered Securities

  Between August 4, 1998 and December 31, 1998, Adirondack engaged in a private offering of its securities pursuant to Rule 504 of Regulation D of the Securities Act of 1933. In such offering, Adirondack offered for sale a minimum of 500,000 shares and a maximum of 2,000,000 shares of common stock at $.50 per share. The offering closed on October 16, 1998, with 522,000 shares sold to 29 shareholders.

  In 1997, Adirondack issued 100 shares to 8 people for work, labor and services performed. This offering was conducted pursuant to Section 4(2) of the Securities Act. On August 5, 1998, Adirondack instituted a stock split (133,590:1).

ITEM 5      Indemnification of Directors and Officers

  Indemnification. Adirondack shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officers of Adirondack, or served any other enterprise as director, officer or employee at the request of Adirondack. The Board of Directors, in its discretion, shall have then power on behalf of Adirondack to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Adirondack.

  Insofar as indemnification for liabilities arising under the Act may be permitted to director, officers and controlling person of Adirondack, Adirondack has been advised that in the opinion of the Securities and exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefor, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by Adirondack of expenses incurred or paid by a director, officer or controlling person of Adirondack in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IS HELD TO BE AGAINST PUBLIC POLICY NY THE SECURITIES AND EXCHANGE COMMISSION, AND IS THEREFOR UNENFORCEABLE.

PART F/S

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

Financial Statements

February 28, 1999
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

Table of Contents


Independent Auditors' Report

Financial Statements

     Balance Sheets

     Statements of Operations and Retained Earnings (Deficit)

     Statement of Changes in Stockholders' Equity

     Statements of Cash Flows

     Notes to Financial Statements
Independent Auditors' Report

To the Board of Directors of
Adirondack Pure Springs Mt. Water Co., Inc.
Syosset, New York


We have audited the accompanying balance sheets of Adirondack Pure Springs Mt. Water Co., Inc. (a corporation) as of February 28, 1999 and 1998 and the related statements of operations and retained earnings, changes in stockholders' equity and cash flows for the year ended February 28, 1999 and March 7, 1997 (inception) to February 28, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adirondack Pure Springs Mt. Water Co., Inc. as of February 28, 1999 and 1998 and the results of its operations, changes in stockholders' equity and its cash flows for the periods indicated above in conformity with generally accepted accounting principles.

Simon Krowitz Bolin & Associates


July 17, 1999
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

BALANCE SHEETS

February 28,


                                             1999           1998
ASSETS

Current Asset
     Cash                          $    9,557       $    542

Property and Equipment
     Site Development                   77,466         60,170
     Office Equipment                   7,824               0
     Accumulated Depreciation,
      Amortization                           0              0

Total Property and Equipment            85,290         60,170

Other Assets
     Security Deposits                  24,712         20,000
     Deferred Offering Costs            0              7,500

Total Other Assets                      24,712         27,500

TOTAL ASSETS                      $    119,559   $    88,212

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
     Payroll Taxes Payable         $    5,947          $    0
     Accounts Payable                   0              35,000
     Loan Payable                      342            184,125

     Total Liabilities                  6,289          219,125

Stockholders' Equity
     Common Stock - Authorized 40,000,000
      Shares $.01 Par Value;  13,881,000
      Issued and Outstanding            15,220         10,000
     Preferred Stock - Series A, Authorized,
      1,000,000 at $.01 Par Value;
      20,000 Shares Issued                  200            0
     Paid-in Capital - Common           255,780            0
     Paid-in Capital - Preferred        200,033            0
     Deficit Accumulated During
      Development Stage                (357,963)      (140,913)

Total Stockholders' Equity              113,270        (130,913)

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY              $    119,559   $    88,212
See Auditors' Report and Notes to Financial Statements.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                For the Year            March 7, 1997       Cumulative
             Ended February 28, 1999    (inception) to           Total
                                       February 28, 1999

REVENUES
     Sales               $    0             $    0          $    0

EXPENSES
     Bottling Costs      2,970                 2,465               5,435
     Officers Salaries  40,000                     0              40,000
     Salaries                0                45,675              45,675
     Consulting Fees    23,525                35,300              58,825
     Professional Fees   5,700                17,020              22,720
     Rent               48,562                     0              48,562
     Office Expenses     7,361                 4,034              11,395
     Taxes               4,260                     0               4,260
     Insurance           1,333                 5,820               7,153
     Utilities           2,334                 3,499               5,833
     Travel                  0                 8,600               8,600
     Equipment Rental        0                 8,399               8,399
     Auto Expense            0                 3,605               3,605
     Supplies                0                 6,496               6,496

TOTAL EXPENSES         136,045               140,913               276,958

OTHER INCOME (EXPENSE)
     Rent Income              5,125             0              5,125
     Stock Placement
     Expenses               (86,130)            0             (86,130)

TOTAL OTHER INCOME (EXPENSE)  (81,005)            0              (81,005)

NET INCOME (LOSS)             (217,050)      (140,913)        (357,963)
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)



                For the Year            March 7, 1997       Cumulative
             Ended February 28, 1999    (inception) to           Total
                                       February 28, 1999

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - Begin
           $    (140,913)                $    0                   $    0

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - End
           $    (357,963)                $    (140,913)      $    (357,963)

(LOSS) PER SHARE - Basic
           $    (.02)                    $    (1,409)        $    (.02)

(LOSS) PER SHARE - Diluted
           $    (.02)                    $    (1,409)        $    (.02)

SHARES USED IN PER SHARE CALCULATION
 - Basic      13,547,000                          100

SHARES USED IN PER SHARE CALCULATION
 - Diluted    13,547,000                          100

See Auditors' Report and Notes to Financial Statements.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended February 28, 1999 and 1998


          Preferred  Stock    Common  Stock   Paid-in  Accumulated
          Shares     Amount   Shares  Amount  Capital  Deficit


Balance -
March 7, 1997
(inception)
              0       $0        0       $0        $0       $0

Sale of Stock                  100    10,000

Loss for Period                                         (140,913)

Balance -
February 28,
1998         0        0        100    10,000       0    (140,913)

Amendment to
 Certificate of
 Incorporation -
 Stock Split
                          13,358,900  10,000       0           0

Conversion of
 Loan to Preferred
 Stock    20,000    200                          200,033          0

Sale of Stock  0      0      522,000   5,220     255,780          0

Loss for Year                                              (217,050)

Balance -
 February 28,
 1999    20,000    $200   13,881,000  $15,220   $455,813   $(357,963)
See Auditors' Report and Notes to Financial Statements.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS


                For the Year            March 7, 1997       Cumulative
             Ended February 28, 1999    (inception) to           Total
                                       February 28, 1999

CASH FLOWS FROM OPERATING
 ACTIVITIES
     Net Loss              $(217,050)    $(140,913)           $(357,963)
     Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
          Increase in Loan
          Payable             16,450       184,125              200,575
          (Decrease) Increase in
           Accounts Payable  (35,000)       35,000
          Increase in Payroll
            Taxes Payable       5,947                             5,947
          Increase (Decrease)
           in Deferred Offering
           Costs                7,500       (7,500)

NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES        (222,153)      70,712              (151,441)

CASH FLOWS FROM INVESTING
 ACTIVITIES
     Site Development    (17,296)       (60,170)            (77,466)
     Purchase of Office
      Equipment          (7,824)                            (7,824)
     Increase in Security
      Deposits           (4,712)        (20,000)            (24,712)

NET CASH (USED) BY INVESTING
 ACTIVITIES              (29,832)       (80,170)            (110,002)

CASH FLOWS FROM BY FINANCING
 ACTIVITIES
     Sale of Common
      Stock               261,000        10,000              271,000

NET INCREASE IN CASH        9,015           542                9,557

CASH - Beginning              542            0                   0

CASH - Ending              $9,557         $542                $9,557


Supplemental Disclosures:
     Conversion of Loan
      Payable to Preferred
      Stock              $200,233          $0               $200,233
See Auditors' Report and Notes to Financial Statements.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999


NOTE 1 - ORGANIZATION

Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up a mountain from the proposed bottling plant site.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect THE reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related asset.

Earnings per Share - Effective for the year ended February 28, 1998, the Company adopted Statement of Financial Standards No. 128. Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basis EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.


NOTE 3 - LOAN PAYABLE

At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note
6).



NOTE 4 - INCOME TAXES

No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999


NOTE 5 - COMMON STOCK (Continued)

The Company's certificate of incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the certificate of incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 522,000 shares were issued.


NOTE 6 - PREFERRED STOCK

In August, 1998, the Company amended its certificate of incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

The Board has authorized the issue of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's options, could start January 1, 2000 through payments of up to 20% of the Company's pre-tax profit.


NOTE 7 - COMMITMENTS, CONTINGENCIES

The Company has been approved for a four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency bond issue loan for the purpose of constructing up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999


NOTE 7 - COMMITMENTS, CONTINGENCIES (Continued)

Properties - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

Minimum annual rentals for the year ending:

     February 29, 2000   $87,490
     February 28, 2001   89,790
     February 28, 2002   92,182
     February 28, 2003   69,669
     February 28, 2004   0

The Company intends to enter into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company intends to enter into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year.


NOTE 8 - RENTAL INCOME

The Company entered into a sublease agreement for a portion of its office space. The sublease term is October 1, 1998 to September 30, 2003 at a minimum annual rental of $28,500. As of February 28, 1999, the subtenant is in default of the terms of the lease and has not made the required lease payments. Consequently, no income accrual has been made pending resolution of this matter.

The Company has negotiated with a new subtenant for a two-year lease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year 2. There is a two-year renewal option.
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999


NOTE 9 - RELATED PARTY TRANSACTION

The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

Acquisition - The Company is currently in negotiations to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000.

Marketing - The Company is negotiating with Titan Sports for supplying the World Wrestling Federation with water and other licensed products. The fee to the Company is up to 12% of gross sales.

The Company is negotiating a five (5) year licensing agreement with Met-Rx USA-Source\One for the sale of its water, for a fee of 5% of gross sales.

The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

Sales - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000.

Distribution - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the products. ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 28, 1999

NOTE 10 - SUBSEQUENT EVENTS (Continued)

Other - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement is to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

Private Placement - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement that is to raise $725,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units being offered are sold within the Offering period, the Company shall issue and sell at the closing of the proposed underwriting, to the Underwriter warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant.
The Underwriter's Warrants will be exercisable at 120% of the Offering price for a period of five (5) years commencing one year from the date of the prospectus.

The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15c211 and Form 10 with the SEC for 2,000,000 common shares.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

Financial Statements
July 31, 1999

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

Table of Contents

Financial Statements

     Balance Sheet

     Statement of Changes in Stockholders' Equity

     Statements of Operations and Retained Earnings (Deficit)

     Statements of Cash Flows

     Notes to Financial Statements
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

BALANCE SHEET   July 31, 1999


ASSETS

Current Assets
     Cash                                  $       3,758
     Accounts Receivable - Trade                  31,132

Total Current Assets                              34,890

Property and Equipment
     Site Development                             77,466
     Office Equipment                              7,824
     Accumulated Depreciation, Amortization       (2,804)

Total Property and Equipment                      82,486

Other Assets
     Deposits - Future Acquisition                13,507
     Security Deposits                            24,712

Total Other Assets                                38,219

TOTAL ASSETS                            $        155,595

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts Payable                        $    71,143
     Payroll Taxes Payable                        20,291
     Loan Payable                                 60,954

Total Current Liabilities                         152,388

Stockholders' Equity
     Common Stock - Authorized 40,000,000
      Shares $.01 Par Value;
      13,881,000 Issued and Outstanding           15,220
     Preferred Stock - Series A, Authorized,
      1,000,000 at $.01 Par Value;
      20,000 Shares Issued                           200
     Paid-in Capital - Common                    255,780
     Paid-in Capital - Preferred                 200,033
     Deficit Accumulated During
      Development Stage                         (468,026)

Total Stockholders' Equity                        3,207

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $   155,595
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period March 7, 1997 (inception) to July 31, 1999

          Preferred  Stock        Common  Stock     Paid-in    Accumulated
          Shares     Amount       Shares  Amount    Capital    Deficit

Balance -
March 7, 1997
(inception)       0      $0          0       $0         $0           $0

Sale of Stock                       100   10,000

Loss for Period                                                 (140,913)


Balance -
February 28,
1998             0        0         100   10,000         0      (140,913)

Amendment to Certificate of
 Incorporation -
 Stock Split                 13,358,900   10,000         0             0

Conversion of Loan to
 Preferred
 Stock        20,000    200                       200,033              0

Sale of Stock    0        0    522,000   5,220    255,780              0

Loss for Year                                                   (217,050)


Balance -
February 28,
1999          20,000    200  13,881,000  15,220   455,813       (357,963)

Loss for Five Months Ended
 July 31, 1999                                                  (110,063)


Balance -
July 31,
1999      20,000   $200      13,881,000  $15,220  $455,813    $(468,026)

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

				For the Five       March 7, 1997
                        Months Ended      (inception) to       Cumulative
                        July 31, 1999    February 28, 1999       Total


REVENUES
     Sales             $       38,828      $       0           $  38,828

COST OF SALES
     Bottling Units            18,545          5,435              23,980
     Site Expense               4,048          5,833               9,881
     Rent - Site               10,000              0              10,000
     Salaries                       0         45,675              45,675

TOTAL COST OF SALES	           32,593         56,943       	      89,536

GROSS PROFIT (LOSS)             6,235        (56,943)            (50,708)

EXPENSES
     Officer's Salary          44,000         40,000              84,000
     Consulting Professional
      Fees                     48,000         81,545             129,545
     Office Rent,
      Expenses                 20,862         59,957              80,819
     Taxes                          0          4,260               4,260
     Insurance                      0          7,153               7,153
     Travel, Auto Expense       4,047         12,205              16,252
     Equipment Rental               0          8,399               8,399
     Supplies, Miscellaneous      635          6,496               7,131
     Depreciation               2,804              0               2,804

TOTAL EXPENSES                120,348        220,015             340,363

OTHER INCOME EXPENSES
     Rent Income                4,050          5,125               9,175
     Stock Placement Expenses       0        (86,130)            (86,130)

TOTAL OTHER INCOME
 (EXPENSES)                     4,050        (81,005)            (76,955)

NET (LOSS)                   (110,063)      (357,963)           (468,026)
ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                        For the Five       March 7, 1997
                        Months Ended      (inception) to       Cumulative
                        July 31, 1999     February 28, 1999      Total


DEFICIT ACCUMULATED
DURING DEVELOPMENT
STAGE - Begin         	$ (357,963)       	$        0	      	 $        0

DEFICIT ACCUMULATED
DURING DEVELOPMENT
STAGE - End             $ (468,026)       $ (357,963)        $ (468,026)

(LOSS) PER SHARE -
Basic                   $     (.03)       $     (.02)        $     (.03)

(LOSS) PER SHARE -
Diluted                 $    (.03)        $     (.02)        $     (.03)

SHARES USED IN PER SHARE CALCULATION
 - Basic               	 13,547,000        13,547,000

SHARES USED IN PER SHARE CALCULATION
 - Diluted               13,547,000        13,547,000

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

                        For the Five       March 7, 1997
                        Months Ended      (inception) to       Cumulative
                        July 31, 1999     February 28, 1999      Total



CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net Loss               $ (110,063)        $(357,963)          $(468,026)
  Adjustments to Reconcile
   Net Income to Net Cash
   Provided by Operating Activities:
    Increase in
     Accounts Receivable    (31,132)                0             (31,132)
    Increase in Loan Payable 60,612           200,575             261,187
   (Decrease) Increase in
     Accounts Payable        71,143                 0              71,143
    Increase in Payroll
     Taxes Payable           14,344             5,947              20,291
    Depreciation              2,804                 0               2,804

NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES        7,708           (151,441)           (143,733)

CASH FLOWS FROM INVESTING
 ACTIVITIES
  Site Development               0            (77,466)            (77,466)
  Purchase of Office Equipment   0             (7,824)             (7,824)
  Increase in Security Deposits  0            (24,712)            (24,712)
  Deposits for Acquisition  13,507                  0             (13,507)

NET CASH (USED) BY INVESTING
 ACTIVITIES                (13,507)          (110,002)           (123,509)

CASH FLOWS FROM BY FINANCING
 ACTIVITIES
  Sale of Common Stock           0            271,000             271,000

NET INCREASE (DECREASE)
 IN CASH                    (5,799)             9,557               3,758

CASH - Beginning             9,557                  0                   0

CASH - Ending            $   3,758         $    9,557           $   3,758

Supplemental Disclosures:
  Conversion of Loan Payable
   to Preferred Stock    $       0         $  200,233           $ 200,233

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

July 31, 1999


NOTE 1 - ORGANIZATION

Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up a mountain from the proposed bottling plant site.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Impairment of Long-Lived Assets - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related asset.

Earnings per Share - Effective for the year ended February 28, 1998, the Company adopted Statement of Financial Standards No. 128. Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basis EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.


NOTE 3 - LOAN PAYABLE

At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note
6). The balance represents additional advances during the current five month period and are non-interest bearing.


NOTE 4 - INCOME TAXES

No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.

NOTE 5 - COMMON STOCK (Continued)

The Company's Certificate of Incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the certificate of incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 522,000 shares were issued.


NOTE 6 - PREFERRED STOCK

In August, 1998, the Company amended its certificate of incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

The Board has authorized the issue of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's option, could start January 1, 2001 through payments of up to 20% of the Company's pre-tax profit.


NOTE 7 - COMMITMENTS, CONTINGENCIES

The Company has been approved for a four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency bond issue loan for the purpose of constructing up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.

Properties - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

Minimum annual rentals for the year ending:

     July 31, 2000  $88,260
     July 31, 2001   90,592
     July 31, 2002   84,680
     July 31, 2003   46,448
     July 31, 2004   11,612

The Company intends to enter into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company intends to enter into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year.


NOTE 8 - RENTAL INCOME

The Company entered into a sublease agreement for a portion of its office space. The sublease term is October 1, 1998 to September 30, 2003 at a minimum annual rental of $28,500. As of February 28, 1999, the subtenant is in default of the terms of the lease and has not made the required lease payments. Consequently, no income accrual has been made pending resolution of this matter.

The Company has negotiated with a new subtenant for a two-year lease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year 2. There is a two-year renewal option.

NOTE 9 - RELATED PARTY TRANSACTION

The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

Acquisition - The Company has agreed in principal to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000. The Company has expended $13,507 on this project.

Marketing - The Company is negotiating with Leisure Concepts, Inc. for two license agreements for supplying bottled water for World Championship Wrestling and Pokemon. The fee arrangement has not been completed, but management feels that the fee will be 12%.

The Company is negotiating a five (5) year licensing agreement with Met-Rx USA-Source\One for the sale of its water, for a fee of 5% of gross sales. The Company is also negotiating a joint marketing agreement with the Met-RX for the Company's Aviva Springs labeled water.

The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

Sales - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000.

The Company has negotiated a sales agreement with Nutrition Club Stores (NCS) for the national distribution of its water to local gyms.

Distribution - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the products.

Other - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement is to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

The Company's labeled water has been named the official water for 1999 for the Mr. Fitness Olympia and Ms. Fitness Olympia contest by the International Federation of Body Builders.

Private Placement - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement that is to raise $725,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units being offered are sold within the Offering period, the Company shall issue and sell at the closing of the proposed underwriting, to the Underwriter warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant.
The Underwriter's Warrants will be exercisable at 120% of the Offering price for a period of five (5) years commencing one year from the date of the prospectus.

The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15c211 and Form 10 with the SEC for 2,000,000 common shares.










































ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

BALANCE SHEET

August 31, 1999

ASSETS
Current Assets
	Cash                                            	$	18,937
	Accounts Receivable - Trade                      		31,132

Total Current Assets                              		50,069

Property and Equipment
	Site Development                                 		77,466
	Office Equipment                                  		7,824
	Accumulated Depreciation, Amortization           		(3,364)

Total Property and Equipment                      		81,926

Other Assets
	Deposits - Future Acquisition                    		13,507
	Security Deposits                                		24,712
	Startup Costs                                    		75,000

Total Other Assets                               		113,219

TOTAL ASSETS                                    	$	245,214


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
	Accounts Payable                                	$	85,664
	Payroll Taxes Payable                            		22,706
	Loan Payable                                     		79,967

Total Current Liabilities                        		188,337

Stockholders' Equity
	Common Stock   Authorized 40,000,000 Shares $.01
  Par Value; 15,859,000 Issued and Outstanding    		35,000
	Preferred Stock - Series A, Authorized,
  1,000,000 at $.01 Par Value; 20,000 Shares Issued  		200
	Paid-in Capital - Common                        		311,000
	Paid-in Capital - Preferred                      	200,033
	Deficit Accumulated During Development Stage   		(489,356)

Total Stockholders' Equity                        		56,877

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      	$	245,214

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period March 7, 1997 (inception) to August 31, 1999

                      Preferred  Stock   Common  Stock   Paid-in  Accumulated
                       Shares    Amount  Shares  Amount  Capital  Deficit

Balance - March 7, 1997
 (inception)               	0    $  0       0     $     0 $  0     $     0

Sale of Stock                             100      10,000                0

Loss for Period                                                   (140,913)


Balance - February 28, 1998 0       0     100      10,000     0   (140,913)

Amendment to Certificate of
 Incorporation - Stock Split          13,358,900   10,000     0          0

Loss for Five Months Ended July 31, 1998                           (10,766)


Balance - July 31, 1998     0       0 13,359,000   10,000     0   (151,679)

Conversion of Loan to
 Preferred Stock        20,000    200                     200,033        0

Sale of Stock                            500,000    5,000 256,000        0

Loss for Seven Months Ended February 28, 1998                     (206,284)


Balance -
 February 28, 1999      20,000    200 13,859,000   15,000 456,033 (357,963)

Stock Issued for
 Professional Fees                     2,000,000   20,000  55,000        0

Loss for Five Months Ended July 31, 1999                          (110,063)


Balance -
 July 31, 1999          20,000    200 15,859,000   35,000 511,033 (468,026)

Loss for One Month Ended August 31, 1999                           (21,330)


Balance -
 August 31, 1999        20,000   $200 15,859,000   $35,000 $511,033 $(489,356)

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                              July 31, 1999 to    March 7, 1997 (inception)
                              August 31, 1999     to August 31, 1999

REVENUES
	Sales                       	$      0            $   	38,828

COST OF SALES
	Bottling Units                		1,378                	25,358
	Site Expense                       	0                		9,881
	Rent - Site                     2,500               		12,500
	Salaries                           	0               		45,675

TOTAL COST OF SALES            		3,878               		93,414

GROSS PROFIT (LOSS)            		3,878              		(54,586)

EXPENSES
	Officer's Salary              		6,000               		90,000
	Consulting, Professional Fees 		6,550              		136,095
	Office Rent, Expenses         		4,712               		85,531
	Taxes                           		459                		4,719
	Insurance                         		0                 	7,153
 Travel, Auto Expense               	0               		16,252
	Equipment Rental                  		0                		8,399
 Supplies, Miscellaneous         		140                		7,271
	Depreciation                    		560                		3,364
	Office Expense                   	150                  		150
	Utilities                       		131                  		131

TOTAL EXPENSES                		18,702              		359,065

OTHER INCOME EXPENSES
	Rent Income                   		1,250                	10,425
	Stock Placement Expenses          		0              		(86,130)

TOTAL OTHER INCOME (EXPENSES)  		1,250              		(75,705)

NET (LOSS)                   		(21,330)            		(489,356)

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                            August 1, 1999 to  March 7, 1997 (inception)
                            August 31, 1999    to August 31, 1999


DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - Begin  	$	(468,026)       	$	0

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - End    	$	(489,356)       	$	(489,356)


(LOSS) PER SHARE - Basic    	$    	(.03)       	$    	(.03)

(LOSS) PER SHARE - Diluted  	$    	(.03)       	$    	(.03)


SHARES USED IN PER SHARE CALCULATION
 - Basic                    		14,192,333       		14,192,333

SHARES USED IN PER SHARE CALCULATION
 - Diluted                  		14,192,333       		14,192,333

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

                                   August 1, 1999 to  March 7, 1997 (inception)
                                   August 31, 1999    to August 31, 1999

CASH FLOWS FROM OPERATING
 ACTIVITIES
	Net Loss	                         $  	(21,330)        $ 	(489,356)
	Adjustments to Reconcile Net
  Income to Net Cash Provided by
  Operating Activities:
		Increase in Accounts Receivable          		0           		(31,132)
		Increase in Loan Payable	            	19,012	           	280,200
		(Decrease) Increase in
   Accounts Payable                     14,521            		85,664
		Increase in Payroll Taxes Payable		    2,415            		22,706
		Depreciation		                           561	              3,364

NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES	                 	15,179          		(128,554)

CASH FLOWS FROM INVESTING
 ACTIVITIES
	Site Development	                         	0             	(77,466)
	Purchase of Office Equipment		             0	              (7,824)
	Increase in Security Deposits		            0		            (24,712)
	Deposits for Acquisition		                 0		            (13,507)

NET CASH (USED) BY INVESTING
 ACTIVITIES		                               0		           (123,509)

CASH FLOWS FROM BY FINANCING
 ACTIVITIES
	Sale of Common Stock		                     0             	271,000

NET INCREASE (DECREASE) IN CASH		      15,179 	            	18,937

CASH - Beginning		                      3,758                   	0

CASH - Ending                       	$	18,937            	$	18,937

Supplemental Disclosures:
	Conversion of Loan Payable to Preferred Stock           	$	200,233
	Stock Issued for Professional Fees                      	$ 	75,000

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
August 31, 1999


NOTE 1 - ORGANIZATION

Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up a mountain from the proposed bottling site.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect THE reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes   The Company accounts for income taxes according to the
liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related asset.

Earnings per Share   Effective for the year ended February 28, 1998, the
Company adopted Statement of Financial Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

NOTE 3   LOAN PAYABLE

At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note 6). The balance represents additional advances during the current five month period and are non-interest bearing.

NOTE 4   INCOME TAXES

No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 1999

NOTE 5   COMMON STOCK

The Company's Certificate of Incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the Certificate of Incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 500,000 shares were issued.

NOTE 6   PREFERRED STOCK

In August, 1998, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

The Board has authorized the issuance of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's option, could start January 1, 2001 through payments of up to 20% of the Company's pre-tax profit.

NOTE 7 - COMMITMENTS, CONTINGENCIES

The Company has been approved for a bond offering loan of four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency for the purpose of constructing an up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 1999

NOTE 7 - COMMITMENTS, CONTINGENCIES (Continued)

Properties - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of an up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

Minimum annual rentals for the year ending:

	July 31, 2000	$88,260
	July 31, 2001	90,592
	July 31, 2002	84,680
	July 31, 2003	46,448
	July 31, 2004	11,612

The Company has entered into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company has entered into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year.


NOTE 8 - RENTAL INCOME

The Company entered into a sublease agreement for a portion of its office space. The sublease term is October 1, 1998 to September 30, 2003 at a minimum annual rental of $28,500. As of February 28, 1999, the subtenant is in default of the terms of the lease and has not made the required lease payments. Consequently, no income accrual has been made pending resolution of this matter.

The Company has negotiated with a new subtenant for a two-year lease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year
2.  There is a two-year renewal option.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 1999

NOTE 9 - RELATED PARTY TRANSACTION

The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

Acquisition - The Company has agreed in principal to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000. The Company has expended $13,507 on this project.

Marketing - The Company is negotiating with Leisure Concepts, Inc. for two license agreements for supplying bottled water for World Championship Wrestling and Pokemon. The fee arrangement has not been completed, but management feels that the fee will be 12%.

The Company is negotiating a five (5) year licensing agreement with Met-Rx USA-Source\One for the sale of its water, for a fee of 5% of gross sales. The Company is also negotiating a joint marketing agreement with the Met-RX for the Company's Aviva Springs labeled water.

The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

Sales - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000.

The Company has negotiated a sales agreement with Nutrition Club Stores (NCS) for the national distribution of its water to local gyms.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 1999

NOTE 10 - SUBSEQUENT EVENTS (Continued)

Distribution - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the products.

Other - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement is to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

The Company's labeled water has been named the official water for 1999 for the Mr. Olympia and Fitness Olympia contest by the International Federation of Body Builders.

Private Placement - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement that is to raise $1,305,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units offered are sold within the Offering period, the Company shall issue and sell at the closing of the proposed underwriting, to the Underwriter warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant. The Underwriter's Warrants will be exercisable at 120% of the Offering price for a period of five (5) years commencing one year from the date of the prospectus.

The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15c211 and Form 10 with the SEC for 2,000,000 common shares.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
(A Development Stage Company)
BALANCE SHEET

October 31, 1999

ASSETS
Current Assets
	Cash	                                          $	3,349
	Accounts Receivable - Trade	                   	24,132

Total Current Assets                           		27,481

Property and Equipment
	Site Development                              		77,466
	Office Equipment		                               7,824
	Accumulated Depreciation, Amortization		        (4,486)

Total Property and Equipment		                   80,804

Other Assets
	Deferred Offering Costs	                        	2,450
	Deposits - Future Acquisition		                 13,507
	Security Deposits		                             24,712
	Startup Costs		                                 75,000

Total Other Assets		                            115,669

TOTAL ASSETS                                 	$	223,954


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
	Accounts Payable                            	$	114,498
	Payroll Taxes Payable		                         29,951
	Loan Payable		                                  81,468

Total Current Liabilities                     		225,917

Stockholders' Equity
	Common Stock   Authorized 40,000,000 Shares
  $.01 Par Value;	 15,859,000 Issued and
  Outstanding                                  		35,000
 Preferred Stock - Series A, Authorized,
  1,000,000 at $.01 Par Value; 20,000 Shares
  Issued                                          		200
	Paid-in Capital - Common                     		311,000
	Paid-in Capital - Preferred                  		200,033
	Deficit Accumulated During Development Stage 	(548,196)

Total Stockholders' Equity                     		(1,963)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   	$ 223,954

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period March 7, 1997 (inception) to October 31, 1999

                       Preferred  Stock   Common  Stock   Paid-in  Accumulated
                       Stock      Amount  Shares  Amount  Capital  Deficit

Balance - March 7, 1997
 (inception)           	    0     $  0       0     $  0   $     0  $         0

Sale of Stock                              100      10,000                   0

Loss for Period                                                       (140,913)


Balance -
 February 28, 1998          0        0     100      10,000      0     (140,913)

Amendment to Certificate of
 Incorporation - Stock Split            13,358,900  10,000      0            0

Loss for Five Months Ended July 31, 1998                               (10,766)

Balance - July 31, 1998     0        0  13,359,000  10,000      0     (151,679)

Conversion of Loan to
 Preferred Stock       20,000      200                      200,033          0

Sale of Stock                              500,000   5,000  256,000          0

Loss for Seven Months Ended February 28, 1998                         (206,284)

Balance -
 February 28, 1999     20,000     200   13,859,000  15,000  456,033   (357,963)

Stock Issued for Professional
 Fees                                    2,000,000  20,000   55,000          0

Loss for Five Months Ended July 31, 1999                              (110,063)

Balance -
 July 31, 1999        20,000      200   15,859,000  35,000  511,033   (468,026)

Loss for Three Months Ended October 31, 1999                           (80,170)

Balance -
 October 31, 1999     20,000     $200   15,859,000 $35,000 $511,033  $(548,196)

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                             August 1, 1999 to       March 7, 1997 (inception)
                             October 31, 1999        to October 31, 1999

REVENUES
	Sales	                       $	3,197	                $	42,025

COST OF SALES
	Bottling Units	               14,476	                  38,456
	Site Expense		                   616	                  10,497
 Rent - Site		                  7,500	                  17,500
	Salaries		                         0	                 	45,675

TOTAL COST OF SALES		          22,592                 	112,128

GROSS PROFIT (LOSS)	         	(19,395)               		(70,103)

EXPENSES
	Officer's Salary		            24,000	                 108,000
	Consulting, Professional Fees	24,550                		154,095
	Office Rent, Expenses		       14,137		                 94,956
	Taxes		                        1,836		                  6,096
	Insurance		                        0	                   7,153
	Travel, Auto Expense		         1,532	                 	17,784
	Equipment Rental		                 0                  		8,399
	Supplies, Miscellaneous		          0	                  	7,131
	Bank Charges		                   155	                    	155
	Office Expenses		                600                    		600
	Utilities		                    1,283                  		1,283
	Depreciation		                 1,682                  		4,486

TOTAL EXPENSES		               69,775	                	410,138

OTHER INCOME EXPENSES
	Rent Income	                  	9,000		                 18,175
	Stock Placement Expenses		         0                		(86,130)

TOTAL OTHER INCOME (EXPENSES)	 	9,000                		(67,955)

NET (LOSS)                  		(80,170)	              	(548,196)

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)


                           August 1, 1999 to      March 7, 1997 (inception) to
                           October 31, 1999       October 31, 1999


DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - Begin	   $	(468,026)	           $	0

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - End	     $	(548,196)	           $	(548,196)


(LOSS) PER SHARE - Basic	     $	(.04)                $	(.04)

(LOSS) PER SHARE - Diluted	   $	(.04)	               $	(.04)


SHARES USED IN PER SHARE CALCULATION
 - Basic                     		14,192,333            	14,192,333

SHARES USED IN PER SHARE CALCULATION
 - Diluted                     14,192,333	           	14,192,333

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

                                 August 1, 1999 to    March 7, 1997 (inception)
                                 October 31, 1999     to October 31, 1999

CASH FLOWS FROM OPERATING
 ACTIVITIES
	Net Loss	                           $	(80,170)	          $	(548,196)
	Adjustments to Reconcile Net
  Income to Net Cash Provided
  by Operating Activities:
		(Decrease) in Accounts Receivable    		7,000	             	(24,132)
		Increase in Loan Payable	            	20,514		             281,701
		(Decrease) Increase in Accounts
   Payable	                            	43,355	             	114,498
		Increase in Payroll Taxes Payable		    9,660		              29,951
		Depreciation		                         1,682		               4,486


NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES		                  2,041		            (141,692)


CASH FLOWS FROM INVESTING
 ACTIVITIES
	Deferred Offering Costs		              (2,450)		             (2,450)
	Site Development		                          0		             (77,466)
	Purchase of Office Equipment		              0		              (7,824)
	Increase in Security Deposits		             0		             (24,712)
	Deposits for Acquisition                  		0             		(13,507)


NET CASH (USED) BY INVESTING
 ACTIVITIES		                           (2,450)		           (125,959)


CASH FLOWS FROM BY FINANCING
 ACTIVITIES
	Sale of Common Stock		                      0		             271,000


NET INCREASE (DECREASE) IN CASH		         (409)		              3,349

CASH - Beginning		                        3,758		                  0
CASH - Ending	                          $	3,349	             $	3,349

Supplemental Disclosures:
	Conversion of Loan Payable to Preferred Stock	              $	200,233
	Stock Issued for Professional Fees                         	$ 	75,000

See Accountants' Report and Notes to Financial Statements.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999


NOTE 1 - ORGANIZATION

Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The
Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up mountain from the proposed bottling plant site.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes   The Company accounts for income taxes according to the
liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book valu of the assets and the estimated fair value of the related asset.

Earnings per Share   Effective for the year ended February 28, 1998, the
Company adopted Statement of Financial Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.


NOTE 3   LOAN PAYABLE

At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note 6). The balance represents additional advances during the current three-month period and are non-interest bearing.


NOTE 4   INCOME TAXES

No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999


NOTE 5   COMMON STOCK

The Company's Certificate of Incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the Certificate of Incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 500,000 shares were issued.


NOTE 6   PREFERRED STOCK

In August, 1998, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

The Board has authorized the issuance of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's option, could start January 1, 2001 through payments of up to 20% of the Company's pre-tax profit.


NOTE 7 - COMMITMENTS, CONTINGENCIES

The Company has been approved for a bond offering loan of four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency for the purpose of constructing an up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999

NOTE 7 - COMMITMENTS, CONTINGENCIES (Continued)

Properties - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of an up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

Minimum annual rentals for the year ending:

	July 31, 2000	$88,260
	July 31, 2001	90,592
	July 31, 2002	84,680
	July 31, 2003	46,448
	July 31, 2004	11,612

The Company has entered into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company has to entered into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year.


NOTE 8 - RENTAL INCOME

The Company has negotiated with a subtenant for a two-year sublease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year
2.  There is a two-year renewal option.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999


NOTE 9 - RELATED PARTY TRANSACTION

The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

Acquisition - The Company has agreed in principal to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000. The Company has expended $13,507 on this project.

Marketing - The Company is negotiating with Leisure Concepts, Inc. for two license agreements for supplying bottled water for World Championship Wrestling and Pokemon. The fee arrangement has not been completed, but management feels that the fee will be 12%.

The Company is negotiating a five (5) year licensing agreement with Met-Rx USA-Source\One for the sale of its water, for a fee of 5% of gross sales. The Company is also negotiating a joint marketing agreement with the Met-RX for the Company's Aviva Springs labeled water.

The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

Sales - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000.

The Company has negotiated a sales agreement with Nutrition Club Stores (NCS) for the national distribution of its water to local gyms.

ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 31, 1999


NOTE 10 - SUBSEQUENT EVENTS (Continued)

Distribution - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the products.

Other - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement is to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

The Company's labeled water has been named the official water for 1999 for the Mr. Olympia and Fitness Olympia contest by the International Federation of Body Builders.

Private Placement - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement that is to raise $1,305,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units being offered are sold within the Offering period, the Company shall issue and sell warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant. The Underwriter's Warrants will be exercisable at 120% of the Offering price for a period of five (5) years commencing one year from the date of the prospectus.

The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15(c)2-11 and Form 10 with the SEC for 2,000,000 common shares.


ITEM 1      Index to Exhibits

  Exhibits

  3 (i)     Articles of Incorporation
    (ii)    By-laws
  10        Material contracts
  SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
                                (Registrant)


Date:August 27, 1999                  By: David Sackler
                                   David Sackler, President